Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 26 DATED APRIL 25, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce our net asset value per share as of March 31, 2018.

Net Asset Value Per Share as of March 31, 2018

As of March 31, 2018, our net asset value (“NAV”) per common share is $9.80. This NAV per share will be effective until updated by us on or about June 30, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of March 31, 2018 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2018.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning April 30, 2018, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about June 30, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.

We were formed to invest in and manage a diversified portfolio of commercial real estate investments and designed to be an investment vehicle that is focused on providing its investors with consistent income. Because of this strategy, we have invested strictly in debt and debt like instruments that provide consistent monthly income. We have not made any investments in joint venture equity or other investments with appreciation potential to date. As no investments with appreciation potential have been made, there have been no increases to NAV as a result of any appreciation.

The change in the share price is directly related to the offering costs that were paid by, and are reimbursed to, our manager, RM Adviser, LLC, at the time of your investment. As previously disclosed in our Offering Circular, offering costs can be up to 3% of the investment amount.